ทะเบียนเลขที่ บมจ. 53



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.910/ 001/2006

Finance Dept.
Tel.0-2537-4512, 0-2537-4611


06010116

January 4, 2006

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Clarification on news reports regarding PTTEP's 2005 results

Reference is made to the news dated January 4, 2006, reporting that a source from PTTEP has given an interview on the company's 2005 results.

PTTEP would like to clarify that the company has not given such information, nor has it announced any detail on the financial results.

Yours sincerely,

Maroot Mrigadat

President

SENT: 4 ม.ค. 49 เวลา 9:42

Confirmed: 4 ม.ค. 49 เวลา 9:43